CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm, Ashland Partners & Company LLP, in the 2014 prospectuses for the Meritage Growth Equity Fund, Meritage Value Equity Fund, and Meritage Yield-Focus Equity Fund in regard to our verification of Meritage Portfolio Management’s compliance with the Global Investment Performance Standards (GIPS®) for the period December 31, 2000 through June 30, 2014 and the performance examinations of the Meritage Value Equity and Meritage Growth Equity Composites for the period December 31, 2002 through June 30, 2014, and the Meritage Yield-Focus Equity Composite for the period September 1, 2003 through June 30, 2014.

Richard Kemmling, CPA, CIPM Partner

Ashland Partners & Company LLP

525 Bingham Knoll, Suite 200

Jacksonville, OR 97530

December 22, 2014

GIPS® Verification — Performance Examination

SSAE No. 16 Exam — Attestation Services — Consulting